Energy Conversion Devices, Inc.
3800 Lapeer Road
Auburn Hills, Michigan 48326
March 3, 2011
By EDGAR Submission
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention: Tim Buchmiller
RE:	Energy Conversion Devices, Inc. Registration Statement on Form S-3 SEC File No. 333-172228 Request for Acceleration
Ladies and Gentlemen:
          Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Energy Conversion Devices, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (SEC File No. 333-172228), as amended (the “Registration Statement”), so that it may become effective at 4:30 p.m., Eastern time, on March 4, 2011, or as soon thereafter as possible.
          The Company hereby acknowledges that:
(i)	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
Division of Corporation Finance

          Please call W. Andrew Jack of Covington & Burling LLP, outside counsel to the Company, at 202-662-5232 as soon as the Registration Statement has been declared effective.

Very truly yours, ENERGY CONVERSION DEVICES, INC.
/s/ Jay B. Knoll, Esq.
Jay B. Knoll, Esq.
Executive Vice President, General Counsel and
Chief Administrative Officer